230 Park Avenue 11th Floor

New York, NY 10169-0079

(212) 818-9200

(212) 818-9606 (Fax)

51 John F. Kennedy Parkway

First Floor West

Short Hills, NJ 07078-2713

(973) 218-2509

(973) 218-2401 (Fax)

www.ssbb.com

Joseph Sierchio

Email: jsierchio@ssbb.com

Direct Dial: (212) 404-8765

April 23, 2018

By Edgar

Ms. Pamela Long

Assistant Director, Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Solarwindow Technologies, Inc. (the “Company”) Registration Statement on Form S-1 Filed February 1, 2018 File No. 333-222809 (the “Registration Statement)

Dear Ms. Long:

We serve as corporate counsel to the Company and have been requested to submit the following responses to the comment letter the Company received from the U.S. Securities and Exchange Commission (the “Commission”) dated February 26, 2018 regarding the Registration Statement.

Page references in the Company’s responses to your comments are to the Pre-effective Amendment No. 1.

COMMENT 1: GENERAL.

We note that your registration statement on Form S-1, File no. 333-212770, has not been updated to include your audited financial statements for the year ended August 31, 2017, as required by Section 10(a)(3) of the Securities Act and your Item 512(a)(i) undertaking. Please advise whether any offers or sales have been made under that registration statement since December 31, 2017, the date by which information should have been updated. We may have further comment upon review of your response.

Company Response to Comment 1:

The Company has updated the filing to include its audited financial statements for the year ended August 31, 2017, as well as the interim unaudited financial statements for the fiscal quarter ended February 28, 2018, as required by Section 10(a)(3) of the Securities Act and its Item 512(a)(i) undertaking.

Please be advised that, based upon enquiry of the Company’s stock transfer agent, since December 31, 2017 no sales of the Company’s shares have been made pursuant to the prospectus contained in the registration statement on Form S-1, File No. 333-212770.

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Please also be advised that a stop transfer restriction has been placed on the Company’s shares registered for resale and all of the named selling stockholders have been advised that the prospectus contained in the registration statement cannot be relied upon until such time as the registration statement is declared effective.

However, it is the Company’s view that should any of the named Selling Stockholders wish to utilize Rule 144 with respect to the sale of any of their registered shares, subject to compliance with requirements of Rule 144, such Selling Stockholders should be entitled to do so.

COMMENTS 2 AND 3: CALCULATION OF REGISTRATION FEE TABLE.

2. The disclosure of the securities listed in the fee table and on the prospectus cover page and elsewhere in the prospectus appears to contain several errors. The prospectus cover page refers to 821,600 shares as underlying “Series P” instead of “Series S” warrants that are exercisable for $3.42 per share. Regarding shares previously registered for resale, the fee table does not indicate that any of these 1,527,445 shares are still subject to the exercise of Series P warrants, although the prospectus cover page indicates that 86,500 shares are issuable upon exercise of Series P warrants. Please revise as necessary to reconcile your disclosures between the cover page and fee table, and elsewhere in the prospectus as necessary.

Company Response to Comment 2:

The Registration Fee Table footnote no. 4 that corresponds to the 821,600 shares underlying the Series S Warrants properly references that these 821,600 shares are related to Series S Warrants and does not reference our Series P Warrants as indicated in Comment 2.

Under the “Prospectus,” item (c), we have updated the reference to Series P Warrants to refer instead to Series S Warrants. Please refer to page ii.

Under the “Offering,” “Shares Being Registered (c),” we have updated the reference to Series P Warrants to refer instead to Series S Warrants. Please refer to pages 1 and 4.

3. We note your footnote five disclosure that you are using Rule 457(g) to calculate the registration fee. Since the transaction you are registering is the resale of shares by selling stockholders at market prices, the registration fee for these shares should be calculated based on the highest of the price at which the warrants may be exercised or the price of securities of the same class determined in accordance with Rule 457(c), or the last sale reported for your securities on OTCQB within five business days prior to the filing of your registration statement. Please see Rule 457(c) and (g) and revise accordingly in your next amendment.

Company Response to Comment 3:

The registration fee calculation has been recalculated (as of the original filing date) in accordance with the Comment 3 (and the rule reference amended), resulting in an increase in the registration fee of $460.50, which amount has been paid. Please refer to page ii.

Comment 4: Shares Outstanding upon Closing of the Offering, page 4.

4. Please disclose the number of shares outstanding assuming the exercise of all of the warrants overlying shares that may be sold under this registration statement.

Company Response to Comment 4:

The maximum number of shares that may be outstanding, assuming the exercise of the warrants results in the issuance of all of the underlying shares, has been disclosed. Please refer to page 4.

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COMMENT 5: RISK FACTORS, PAGE 7.

5. We note the first risk factor under the heading ‘Risks related to our Business’ where you indicate that your auditor has issued a going concern explanation in their report on your most recent audited financial statement. We further note the audit report included on page F-14 which does not appear to include a going concern explanation. Please revise your filing to correct this discrepancy.

Company Response to Comment 5:

We have revised the registration statement to remove the wording “and our auditors have issued a going concern explanation in their report on our most recent audited financial statements.” Please refer to page 7.

COMMENT 6: WE MAY COMPETE FOR THE TIME AND EFFORTS OF OUR OFFICERS AND DIRECTORS, PAGE 8.

6. Please clarify whether your officers and directors owe fiduciary duties to any other companies or entities, and, if so, please revise your risk factors to disclose how such duties may affect your business and operations.

Company Response to Comment 6:

The risk factor disclosure has been expanded to include a discussion regarding the potential impact on the Company should its non-employee directors (all but one) not devote such time and effort to the Company’s business activities as may reasonably be required. Please refer to page 8. A similar disclosure has been added on page 44.

COMMENT 7: THERE ARE WARRANTS TO PURCHASE SHARES OF OUR COMMON STOCK CURRENTLY OUTSTANDING, PAGE 16

7. Please reconcile the information about the number and range of exercise prices of warrants currently outstanding with the information disclosed under “Warrants” on page 52.

Company Response to Comment 7:

We have updated the number of warrants outstanding as disclosed on page 16 under Risk Factors and the warrant table on page 52 to reflect the number of warrants outstanding as of February 28, 2018 of 2,909,850 warrants.

COMMENT 8: THERE IS A CONVERTIBLE NOTE IN THE PRINCIPAL AMOUNT OF $3,000,000 … PAGE 16.

8. Please disclose the number of shares and warrants you would be obligated to issue if KCC elected to convert the entirety of amounts owing under the 2013 Note.

Company Response to Comment 8:

The number of shares and warrants issuable to KCC (if it were to convert its $3,000,000 convertible note (plus accrued interest of $1,116,377) has been included under Risk Factors on page 16 and totals 3,004,655 shares and 3,004,655 Warrants assuming conversion on April 20, 2018 at a conversion price of $1.37 per share. Please refer to page 18

COMMENT 9: WE HAVE ENTERED INTO REGISTRATION RIGHTS AGREEME NTS WITH KCC …, PAGE 16.

9. Please disclose the number of shares with respect to which KCC has registration rights.

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Company Response to Comment 9:

Pursuant to the October 7, 2013 registration rights agreement, KCC has registration rights as to 9,766,940 shares of the Company’s common stock. Please refer to page 18.

COMMENT 10: DETERMINATION OF OFFERING PRICE, PAGE 18.

10. Please confirm that that the underlying securities in the “units” disclosed in this section are not being registered in this offering and clarify why the conversion price of units is relevant to this offering.

Company Response to Comment 10:

This section has been revised so as to remove the references to units. Please refer to page 20.

Comment 11: Market Price of and Dividends on our Common Stock . . . , page 19.

11. Please update the table to include, in addition to stock price information for the two most recently completed fiscal years, information for any subsequent interim period for which financial statements are required to be included. Please see Item 201(a)(1)(ii) of Regulation S-K.

Company Response to Comment 11:

We have updated the market price table so as to include the two most recently completed fiscal quarters.

Please refer to page 20.

COMMENT 12: TRANSACTIONS WITH RELATED PERSONS . . . , PAGE 49.

12. We note disclosure that you are required to report transactions in which the amount involved exceeds $120,000. Please note that as a smaller reporting company, you must disclose transactions that exceed the lesser of $120,000 or one percent of the average of your total assets at year-end for the last two completed fiscal years. Based on your audited financial statements, it appears that the threshold for you to disclose related party transactions is significantly less than $120,000. Please see Item 404(d) of Regulation S- K, and revise as necessary to describe the correct threshold and all related party transactions meeting that threshold.

Company Response to Comment 12:

We have updated the threshold description and the related transactions requiring disclosure. Please refer to pages 51, 52 and 53.

COMMENT 13: WARRANTS, PAGE 52.

We note disclosure in note 4 to the audited financial statements regarding the June 2016 private placement of units containing Series Q and Series R warrants and the March 2016 private placement of PPM Units containing Series O and Series P warrants. Please tell us whether the Series Q and Series O warrants were outstanding as of the date of the table, or include them in the table.

Company Response to Comment 13:

The warrant table has been updated as of the date indicated and includes all unexercised warrants. The Company issued two Q warrants for 468,750 shares each pursuant to the June 2016 private placement. Both were converted, in full, on a cashless basis on September 7, 2017. The Series O warrants expired on October 31, 2017 and were either exercised or expired unexercised. Please refer to page 54.

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COMMENT 14: SELLING STOCKHOLDER TABLE, PAGE 57.

14. We note disclosure regarding your registration rights agreement on page 60 that your failure to file any required registration statements would result in penalties requiring you to issue additional shares of common stock. Please disclose here whether you failed to file any required registration statements and whether amounts owned by selling shareholders include any additional shares of common stock you were required to issue.

Company Response to Comment 14:

The requested disclosure has been added. Please refer to page 60.

Comment 15: Plan of Distribution, page 59.

15. We note disclosure that your selling stockholders may sell shares of your common stock short. Please add a new risk factor with discussion of the effects of short selling on the market price of your common stock.

Company Response to Comment 15:

The risk factor relating to the effects of short selling on the market price of the Company’s common stock has been added. Please refer to page 16.

COMMENT 16: EXPERTS, PAGE 60.

16. You indicate that your consolidated financial statements for the fiscal years ended August 31, 2016 and 2015 have been audited by Peterson Sullivan, LLP. Please revise your disclosure to indicate that your consolidated financial statements for the fiscal years ended August 31, 2017 and 2016 have been audited by Peterson Sullivan, LLP.

Company Response to Comment 16:

The revision has been made. Please refer to page 63.

COMMENT 17: ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS, PAGE II-2.

17. We note disclosure that your bylaws “contain broad indemnification provisions”. Please briefly elaborate to state the general effect of your bylaws under which any controlling persons, director or officer is insured or indemnified in any manner against liability which he may incur in his capacity as such. See Item 702 of Regulation S-K.

Company Response to Comment 17:

The section has been revised to provide an expanded discussion of the indemnification provisions and their potential impact on the Company and its stockholders. Please refer to pages II-1 and II-2. In addition, a disclosure regarding the Commissions position on indemnification for securities law violations has been included on page 64.

COMMENT 18: EXHIBITS, PAGE II-6.

We note disclosure of your wholly owned subsidiaries, Kinetic Energy Corporation and New Energy Solar Corporation on page F-5. Please add Exhibit 21 to the exhibit list and file exhibit 21 with your next amendment. See Item 601(b)(21) of Regulation S-K.

Company Response to Comment 18:

Exhibit 21 has been filed with the pre-effective amendment no. 1.

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The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Satterlee Stephens LLP

By: /s/ Joseph Sierchio

Name: Joseph Sierchio

Title: Partner

cc. John A. Conklin, President and Chief Executive Officer (by email)

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